SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number  000-24669

                           NOTIFICATION OF LATE FILING

     (Check One):
     |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q  |_| Form N-SAR

     For Period Ended: September 30, 1998

     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION


                         HOMETOWN AUTO RETAILERS, INC.
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                            Full name of registrant


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                           Former name if applicable

                              831 Straits Turnpike
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           Address of principal executive office (Street and number)

                              Watertown, CT 06795
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                            City, state and zip code


                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant completed a public offering and six acquisitions this quarter and has been unable to assemble all relevant data and to prepare financial statements by the filing date.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

JOHN RUDY                                        (732)        566-8622
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(Name)                                           (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results of operation for the registrant for the nine months ended
September 30, 1998, will be materially different from the same period in the prior year. During the third quarter of 1998, the registrant completed a public offering of its securities and six acquisitions. For the nine months ended September 30, 1998, after-tax earnings are estimated to be a loss of $1.4 million as compared to a profit of $0.8 million for the same period in 1997. On a pro forma basis, the earnings for the nine months ended September 30, 1998, are estimated to be $2.3 million as compared to $3.1 Million for the same period in 1997.


                          HOMETOWN AUTO RETAILERS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  11/16/98                        By   /s/ John C. Rudy
      --------                             ----------------
                                      Name:  John C. Rudy
                                      Title: Chief Financial Officer

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)